UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9879 / August 5, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16726

In the Matter of **the Registration Statement of** **Menono, Inc.** **17836 Homer Street** **Roseville, Michigan 48066** **Respondent.**	**ORDER INSTITUTING** **ADMINISTRATIVE PROCEEDINGS,** **MAKING FINDINGS, AND ISSUING** **STOP ORDER**

I.

The Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative proceedings be, and hereby are, instituted pursuant to Section 8(d) of the Securities Act of 1933 ("Securities Act") to determine whether a stop order should issue suspending the effectiveness of the registration statement of Menono, Inc. ("Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings, Making Findings, and Issuing Stop Order (the "Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.	Respondent is a Florida corporation headquartered in Roseville, Michigan.

2.	On June 2, 2014, Respondent filed a Form S-1 registration statement seeking to register an offering of 3,000,000 shares of common stock in a $30,000 public offering. The registration statement was amended on July 15, 2014, August 22, 2014, September 23, 2014, and October 22, 2014 (together, the "Registration Statement").

3.	The Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements contained therein not misleading, for example:

a.	The Registration Statement states that Respondent "has no plans to be acquired by or merge with any other company nor does [Respondent] or any of its shareholders have any plans to enter into a change of control or similar transaction." These disclosures are untrue and misleading because Respondent is an undisclosed "blank check company" as defined in Rule 419 under the Securities Act.

b.	The Registration Statement states that Respondent's sole officer and director "is the only 'parent' and 'promoter' of the company" and will "continue to control the operations of the Company" after the offering. This disclosure is untrue and misleading because Respondent is controlled and/or promoted by an undisclosed control person, parent and/or promoter.

c.	The Registration Statement states that Respondent "is completely dependent on the services of our [sole officer and director]," and that "[a]ll decisions regarding the management of the Company's affairs will be made exclusively by [the sole officer and director]." These disclosures are untrue and misleading because Respondent's sole officer and director has not engaged in any activities for Respondent other than the opening of a corporate bank account and the execution of documents, both at the direction of the undisclosed control person, parent and/or promoter.

d.	The Registration Statement states that Respondent's sole officer and director made a capital contribution of $9,000 on April 4, 2014, in the form of cash and/or services. These disclosures are untrue and misleading because Respondent's sole officer and director made no such capital contribution.

e.	The Registration Statement states that Respondent's sole officer and director "has provided our working capital" and paid "[t]he expenses of this offering, including the preparation of this prospectus and the filing of this registration statement." These disclosures are untrue and misleading because Respondent's undisclosed control person, parent and/or promoter paid for all such expenses.

f. The Registration Statement states that the "Board is comprised of [sic] solely of [the sole officer and director] who was integral to our formation and who is involved in our day to day operations." The Registration Statement also states that Respondent's sole officer and director "is devoting approximately 10-25 hours per week to our operations." The Registration Statement further states that "[t]he functions of [an Audit Committee, a Compensation Committee or a Nominating Committee] are being undertaken by our sole director." These disclosures are untrue and misleading because Respondent's sole officer and director has had no involvement in, and spent no time on, Respondent's operations.

g. The Registration Statement contains a table which purportedly "sets forth the uses of proceeds . . . of the securities offered for sale by the Company," including but not limited to the projected sales, marketing, advertising and other expenses of Respondent. This disclosure is untrue and misleading because the table was copied (with one minor revision) from the registration statement of another issuer purportedly in a completely different line of business from Respondent.

h. The Registration Statement states that Respondent "would allocate [additional equity financing] primarily to the hiring of additional programming staff, equipment purchases and office space." This disclosure is untrue and misleading because programming is not part of Respondent's purported business plan, and it was copied *verbatim* from the registration statement of another issuer purportedly in a completely different line of business from Respondent.

4. On November 26, 2014, the staff issued a subpoena to the sole officer and director of Respondent for testimony. The sole officer and director of Respondent refused to answer the vast majority of the staff's questions during testimony based on his assertion of the Fifth Amendment privilege against self-incrimination.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to issue a stop order suspending the effectiveness of the Registration Statement, as agreed to in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the Registration Statement filed by Respondent be, and hereby is, suspended.

This Order shall be served on Respondent by certified mail forthwith.

By the Commission.

Brent J. Fields
Secretary